UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)
LAYNE CHRISTENSEN COMPANY

(Name of Issuer)
Common Stock, $.01 par value per share

(Title of Class of Securities)
521050104

(CUSIP Number)
Saul Ahn
c/o Linden Advisors LP
590 Madison Ave.,  15th floor
New York, NY 10022
646-840-3642

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 10, 2018

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 521050104	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
LINDEN CAPITAL L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,599,829 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,599,829 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,599,829 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)  This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes (as defined herein)

SCHEDULE 13D
CUSIP No. 521050104	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
LINDEN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,599,829 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,599,829 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,599,829 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)  This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes (as defined herein)

SCHEDULE 13D
CUSIP No. 521050104	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
LINDEN ADVISORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,699,145 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,699,145 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,699,145 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)  This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes (as defined herein)

SCHEDULE 13D
CUSIP No. 521050104	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
SIU MIN WONG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
China (Hong Kong) and USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,699,145 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,699,145 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,699,145 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)  This amount consists entirely of Shares obtainable upon conversion of 8.0% Notes (as defined herein)

SCHEDULE 13D
Page 6 of 10 Pages

Item 1.                   Security and Issuer
This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the common stock, $.01 par value per share (the “Shares”), of Layne Christensen Company (the “Issuer”), whose principal executive offices are located at 1800 Hughes Landing Boulevard, Ste 800, The Woodlands, TX 77380.
Item 2.                   Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”);
ii)	Linden GP LLC, a Delaware limited liability company (“Linden GP”);
iii)	Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”); and
iv)	Siu Min (Joe) Wong, a citizen of China (Hong Kong) and the United States (“Mr. Wong”).

This Statement relates to Shares obtainable upon conversion of 8.0% Notes (as defined herein) held for the account of Linden Capital and a separately managed account (the “Managed Account”).  Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital.  Linden Advisors is the investment manager of Linden Capital and trading advisor for the Managed Account.  Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP.   In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by each of Linden Capital and the Managed Account.

The Reporting Persons previously filed statements on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.  In such prior filings, with respect to the Issuer’s 4.25% Convertible Notes due 2018 (“4.25% Notes”), the Reporting Persons, although they were not obligated to do so, voluntarily opted to report the Shares underlying their 4.25% Notes.  However, because the conversion terms of the 4.25% Notes do not afford the Reporting Persons the right to acquire the underlying Shares (because the Issuer has discretion to issue cash upon conversion of the 4.25% Notes by the Reporting Persons), the Reporting Persons do not have, and never have had, beneficial ownership of Shares underlying their 4.25% Notes.  Accordingly, the Reporting Persons have not included the Shares underlying the 4.25% Notes in this Schedule 13D and the Reporting Persons disclaim beneficial ownership of such Shares.

The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda.  The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
Page 7 of 10 Pages

Item 3.                   Source and Amount of Funds or Other Considerations

The Reporting Persons hold the Issuer’s 8.0% Senior Secured Second Lien Convertible Notes (“8.0% Notes”) which are convertible into Shares.  The funds used for the purchase of the 8.0% Notes reported herein by the Reporting Persons were the working capital of Linden Capital and the Managed Account, which may have included margin account borrowings made in the ordinary course of business.  In a recent Schedule 13G filing, the Reporting Persons reported their beneficial ownership of 8.0% Notes as of December 31, 2017.  Since such date, the Reporting Persons have not acquired or sold any 8.0% Notes.
Item 4.                   Purpose of Transaction
The Reporting Persons acquired the 8.0% Notes for investment purposes, in the ordinary course of their business.
On February 13, 2018, Granite Construction Inc. (“Granite”) and a wholly-owned subsidiary of Granite entered into an Agreement and Plan of Merger (“Merger Agreement”) with the Issuer pursuant to which Granite agreed to acquire the Issuer for 0.270 Granite shares for each Share.  The Reporting Persons believe that Granite’s proposed acquisition of the Issuer has strategic merit, but views the price offered as below fair value.
In connection with the Merger Agreement, Linden Advisors on May 10, 2018 sent a letter to the executive management and board of directors of the Issuer setting forth its beliefs (the “May 2018 Letter”). A copy of the May 2018 Letter is attached hereto as Exhibit B and is incorporated herein by reference.
The Reporting Persons intend to continue to engage in discussions with members of the Issuer’s management team.  Further, consistent with their investment intent, the Reporting Persons may take other action, either alone or in coordination with other shareholders of the Issuer or other parties, including but not limited to (i) engaging in communications with, without limitation, one or more shareholders of the Issuer, and one or more members of the Issuer’s board of directors; (ii) purchasing additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (iii) selling all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; and (iv) engaging in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
Item 5.                   Interest in Securities of the Issuer
(a, b) As of May 10, 2018, each of Linden Advisors and Mr. Wong may be deemed to share voting and investment power, and be deemed the beneficial owner of, approximately 1,699,145 Shares.  This amount consists of: (A) approximately 1,599,829 Shares obtainable upon conversion of 8.0% Notes held directly by Linden Capital; and (B) approximately 99,316 Shares obtainable upon conversion of 8.0% Notes held for the Managed Account.  As of May 10, 2018, each of Linden GP and Linden Capital may be deemed to share voting and investment power, and be deemed the beneficial owner of, approximately 1,599,829 Shares obtainable upon conversion of 8.0% Notes held directly by Linden Capital.

SCHEDULE 13D
Page 8 of 10 Pages

As of May 10, 2018, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 7.9% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 7.4% of Shares outstanding.  (These percentages are based on the sum of (i) 19,917,043 Shares outstanding as of March 31, 2018, as reported in the Issuer’s annual report on Form 10-K filed on April 10, 2018, and (ii) the Shares obtainable by the Reporting Person upon conversion of the 8.0% Notes, which have been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act.).
(c) During the past 60 days, the following transactions in the Shares were effected by the Reporting Persons in the open market through a broker:

Trade Date	Trade Type	Quantity	Price
5/2/2018	Short Sale	-150,000	$14.57
5/1/2018	Short Sale	-100,000	$14.37
5/1/2018	Short Sale	-200,000	$14.26
4/30/2018	Short Sale	-600	$14.75
4/30/2018	Short Sale	-2,100	$14.51
4/24/2018	Short Sale	-5,100	$14.81
4/20/2018	Short Sale	-3,600	$15.01
4/19/2018	Short Sale	-15,094	$15.02
4/19/2018	Short Sale	-10,000	$14.97
4/18/2018	Short Sale	-10,000	$15.13
4/18/2018	Short Sale	-11,704	$15.1
4/17/2018	Short Sale	-17,469	$15.1
4/17/2018	Short Sale	-5,000	$15.07
4/16/2018	Short Sale	-23,425	$14.9
4/16/2018	Short Sale	-6,200	$15.01
4/12/2018	Short Sale	-5,971	$14.94
4/6/2018	Short Sale	-100	$15.42
4/5/2018	Short Sale	-6,100	$15.54
3/21/2018	Short Sale	-100	$15.73
3/20/2018	Short Sale	-14,930	$15.8
3/19/2018	Short Sale	-6,900	$15.83
3/16/2018	Short Sale	-10,850	$16.36
3/15/2018	Short Sale	-11,200	$16.41
3/14/2018	Short Sale	-38,065	$16.57
3/13/2018	Short Sale	-7,435	$16.91
3/12/2018	Short Sale	-6,500	$16.61
 (d) See disclosure in Items 2(a) and 5(a) and (b) hereof.  In addition to the Reporting Persons, the Managed Account may also have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.
(e) This Item 5(e) is not applicable.
Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Item 6 is not applicable.

SCHEDULE 13D
Page 9 of 10 Pages

Item 7.                    Material to Be Filed as Exhibits
Exhibit A:   Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Schedule 13G amendment filed by the Reporting Persons on May 4, 2018).
Exhibit B:     Letter from Linden Advisors to the Issuer’s board of directors, dated May 10, 2018.

SCHEDULE 13D
Page 10 of 10 Pages

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LINDEN CAPITAL L.P.
By:	Linden GP LLC, its general partner
By:	/s/ Saul Ahn
Name:	Saul Ahn
Title:	Authorized Signatory

LINDEN GP LLC
By:	/s/ Saul Ahn
Name:	Saul Ahn
Title:	Authorized Signatory

LINDEN ADVISORS LP
By:	/s/ Saul Ahn
Name:	Saul Ahn
Title:	General Counsel

/s/ Siu Min Wong
SIU MIN WONG

May 10, 2018

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit B
Craig Gilbert
Linden Advisors LP
590 Madison Avenue
New York, NY 10022
646-840-3506
cgilbert@lindenlp.com

May 10, 2018
Layne Christensen Company
1800 Hughes Landing Boulevard
Suite 800
The Woodlands, Texas 77380
Attention: Executive Management and Board of Directors
Funds and accounts managed by Linden Advisors LP own approximately $17 million of the 4.25% Convertible Notes due 2018 (“4.25% converts”) and $20 million of the 8% Senior Secured Second Lien Convertible Notes (“8% converts”) issued by Layne Christensen Company (“Layne”). We write in response to the announcement of an agreement with Granite Construction Incorporated (“Granite”) to acquire Layne for 0.270 Granite shares for each share of Layne.

We agree with Granite’s rationale for buying Layne and while we believe a Granite-Layne combination has strategic merit, we view the price as opportunistic and well below fair value. Based on the current terms, the primary beneficiaries of the transaction are Granite, Layne management and Greentech Capital Advisors, LLC (“Greentech”).

Layne’s response to a filing from Cetus Capital, LLC was not persuasive. We agree that Greentech’s $8.4 million fee1 is excessive considering Granite approached Layne and due to the conclusion NOT to follow-up with “ten” strategic parties in late 20172 after the improved backdrop in Layne’s end-markets, strong financial performance and material new developments, specifically the Hermosa pipeline and the recent agreement with the Texas General Land Office (announced 11/1/17 and incremental details provided on 12/6/17). Additionally, we agree that management’s “golden parachute” or “Change-in-Control” compensation is egregious in absolute terms and more so in the context of Layne’s size. We believe these payments create a conflict of interest. Adjusted for the downward movement in Granite’s share price, management is scheduled to receive approximately $31 million3. If these fees were cut by 50%, the savings would add nearly $1 of value4 to Layne’s stock price.

Despite the “in-depth analysis of reverse due diligence conducted on Granite’s business”, we believe Layne management and the board of directors speculated on a “recovery in the overall markets” and Granite’s volatile share price even more by agreeing to a stock-for-stock deal and due to the decision to drop a previously negotiated collar provision during a period of “significant U.S. stock market volatility”. This is exactly when such a collar would be most important, especially for an inherently volatile underlying business tied to the vagaries of federal and state budgets (i.e. California SB1). Layne should be well-versed in the unpredictability of such businesses given its previous ownership of similar entities (heavy civil and geoconstruction units). The notion that a stock-for-stock exchange would allow Layne’s shareholders to “share in the upside”5 of the combined company is silly since we could purchase Granite shares if so inclined. Simply put, we do not understand why Layne’s management and board of directors are qualified to opine on the overall financial markets and the intrinsic value of Granite’s business.

We do not know where Layne’s unaffected shares would trade today relative to the February 13, 2018 pre-announcement date, a period where the S&P 500 showed a slight gain. However, we do know that Granite’s stock price declined 5.5%6 over that time horizon. Furthermore, since Granite indicated an acquisition price of $17.00 on December 18, 20177, its shares declined 7.1%8, 13.3%8 and 12.2%8, respectively to the pre-announcement, announcement date and yesterday’s closing prices. On the contrary, Layne shares declined only 2.0%9 from December 18, 2017 to February 13, 2018.

The adverse Granite share price trajectory necessitated the misleading press release announcing the transaction. The quoted $17.00 takeout price and 33% premium using a volume-weighted average price over 90 trading days was a poor attempt to justify an otherwise meager takeout premium for a business with several divisions experiencing substantial growth. The post-announcement Granite stock price never implied $17.00 for Layne’s shares. Even if we reference the closing prices before the deal announcement, the premium was 28.5%10 not 33%. On the first day’s close after the announcement, the Granite shares implied a premium of less than 20%10. Based on yesterday’s closing price, the premium is 21.5%10. On the contrary, the Granite CEO recently gushed (re: Layne) that “it’s a tremendous company…if anything, it’s actually becoming stronger than what we originally thought…we’re actually more optimistic than we’ve been from the very beginning. And we have visited every single one of their businesses.”11

Granite’s optimism is invariably related to Layne’s projections12 which show a steep ramp in revenue, gross profit and adjusted EBITDA. Layne’s proxy projected EBITDA growth is over 2x13 Granite’s. However, at current prices, Granite is purchasing Layne at 6.1x 2019E EBITDA14 or 4.9x 2019E EBITDA + synergies15 assuming no value for Layne’s $150 million of NOLs. This compares to Granite’s 2019E multiple of 7.4x 2019 proxy estimates12,16. The $20 million of stated cost synergies alone are worth well in excess of the premium Granite is currently paying for Layne.

As such, we believe the share ratio should be adjusted or incremental cash consideration should be included to reflect Granite’s material share price declines and Layne’s expected growth and end-market improvement due to aging US infrastructure, depleting mineral reserves and increased water usage from population growth, agricultural use, but particularly in horizontal oil and gas drilling applications17,18 – all comments Layne management repeatedly made on conference calls to demonstrate the undervaluation of Layne’s shares. Similarly, we would reference Layne’s sum-of-the-parts analyses from various conferences that suggest a far higher intrinsic value17 than Granite is currently paying.

Since we own both the 4.25% converts and the 8% converts, we view the transaction from a few different lenses. More specifically, we believe the structure of the transaction and recent commentary by management is prejudicial to the 8% converts. The initial Granite approach referenced make-whole premiums that would be paid on the 8% converts. We believe the stock-for-stock transaction was a vehicle used to avoid these payments and show a higher premium on the Layne shares. Still, this premium proved to be illusory considering Granite’s share price decline.

Lastly, we find Layne’s commentary about potentially purposely attempting to spring the maturity on the 8.0% converts disconcerting19. We do not agree with Layne’s interpretation of the indenture and we will look to enforce our rights as we see fit. We are also aware of Granite’s clear intentions to “accelerate the maturity” pursuant to its disclosures in the amended S-420. This conflicts with a previous statement that Granite “will honor the terms and existing maturity date provisions of the indentures.” 21 We find any attempted purposeful trigger of such provision designed to protect convert holders to be misguided in light of the financing already raised to retire the 4.25% converts and the ample capital available to both Layne and Granite. Layne’s purported desire to save on 8.5 months of interest (on the 8% convert) runs contrary to the 11% coupon on the new financing19 and the previously discussed compensation paid to itself and Greentech upon a completion of a transaction with Granite.

In summary, we believe both the initial and current implied takeout prices undervalue Layne’s shares. Our view is the transaction makes strategic sense but that the share ratio should be adjusted or cash consideration added, and the 8% convert holders should be given assurances that no manufactured default will be attempted by either company.

Since both parties are focused on trying to bring the 8% convert maturity forward to August 2018, please note that we can convert our 8% converts at any time and vote against this underpriced transaction.

Best,

/s/ Craig Gilbert

Craig Gilbert

1. Amendment No. 2 to Form S-4 filed 4/30/18. Page 90.
2. Amendment No. 2 to Form S-4 filed 4/30/18. Page 68.
3. Amendment No. 2 to Form S-4 filed 4/30/18. Change-in-Control Compensation – pages 100-101. Adjusted for current share price.
4. Share count of 19.9 million per Layne’s 2017 10K.
5. Press release from February 14, 2018. Quote from Layne CEO Michael Caliel.
6. Based on closing prices of $60.08 and $56.79.
7. Amendment No. 2 to Form S-4 filed 4/30/18. Page 69.
8. Based on closing prices of $64.67, $60.38, 56.07 and $56.79.
9. Based on closing price of $12.88 and $12.62.
10. Based on Layne and Granite closing prices of $12.62, $14.89 and $15.04 and $60.08, $56.07 and $56.79, respectively.
11. Granite Q1 2018 conference call (4/30/18) – page 10.
12. Amendment No. 2 to Form S-4 filed 4/30/18. Page 93.
13. Amendment No. 2 to Form S-4 filed 4/30/18. Page 93. CAGR from 2018 to 2020.
14. Amendment No. 2 to Form S-4 filed 4/30/18. Page 93. Layne enterprise value ~$500 million using current Granite stock price.
15. Press release from February 14, 2018. Cost synergy expectation of $20 million.
16. Enterprise value pre Bloomberg.
17. Layne presentation – Southwest IDEAS Investor Conference (November 2017).
18. See articles at www.wsj.com/articles/water-water-everywhere-cant-quell-a-western-drought-1517749201,
www.mrt.com/businessinsider/oilreport/article/Permian-operators-face-rising-tide-of-water-issues-12317861.php
www.businesswire.com/news/home/20180430005424/en/Texas-Pacific-Land-Trust-Announces-Quarter-2018 (water revenues +182%).
19. Layne Q3 conference call (12/6/17) – page 6. Also, Layne 2017 10K.
20. Amendment No. 2 to Form S-4 filed 4/30/18. Page 47.
21. Granite-Layne conference call (2/14/18) – page 5.